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Exhibit (a)(1)(iii)

SINCLAIR TELEVISION GROUP, INC.

Supplement to Offer to Purchase for Cash

Up to $60,000,000 of Sinclair Broadcast Group, Inc.'s Outstanding

6% Convertible Subordinated Debentures due 2012 (CUSIP No. 829226AV1)

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, OCTOBER 18, 2010, UNLESS EXTENDED OR EARLIER TERMINATED BY THE COMPANY.

         Sinclair Television Group, Inc., a Maryland corporation (the "Company"), previously distributed an offer to purchase, dated September 20, 2010 (as amended and supplemented from time to time, the "Offer to Purchase") and a related Letter of Transmittal in connection with its offer to purchase for cash, on a pro rata basis, up to $60,000,000 in principal amount of the outstanding 6% Convertible Subordinated Debentures due 2012 issued by the Company's parent, Sinclair Broadcast Group, Inc., a Maryland corporation ("Sinclair"), upon the terms and subject to the conditions set forth in the Offer to Purchase. Except as set forth in this supplement (this "Supplement") and in Amendment No. 1 and Amendment No. 2 to the Tender Offer Statement on Schedule TO, and in any subsequently filed amendments thereto, the terms and conditions previously set forth in the Offer to Purchase, including information incorporated by reference therein, remain applicable in all respects, and this Supplement should be read in conjunction therewith. Capitalized terms not defined herein are used with the meanings assigned to them in the Offer to Purchase.

         The Offer to Purchase is hereby amended by inserting the following disclosure on page 23 following the disclosure made under the caption "Certain Significant Considerations—Certain Legal Matters; Regulatory Approvals":

Summary Financial Information

         The following summary financial information has been derived from and should be read in conjunction with Sinclair's consolidated financial statements for the year ended December 31, 2009, as filed with Sinclair's Annual Report on Form 10-K on March 5, 2010, and for the quarter ended June 30, 2010, as filed with Sinclair's Quarterly Report on Form 10-Q on August 4, 2010. These and other filings of Sinclair can be inspected and copied at the Public Reference Section of the Commission at 100 F Street N.E., Washington, DC 20549. Such materials can also be accessed electronically at the Commission's website: http://www.sec.gov.

	Six Months Ended June 30,		Years Ended December 31,
	2010	2009	2009	2008
	(in thousands, except share data)
Statement of Operations Data:
Total revenues	$355,179	$313,010	$656,477	$754,474
Operating income (loss)	$102,918	$(80,883)	$(111,230)	$(288,459)
Income (loss) from continuing operations	$28,080	$(84,344)	$(137,948)	$(248,522)
Net income (loss)	$27,946	$(84,561)	$(138,029)	$(248,663)
Net loss attributable to the noncontrolling interests	$847	$1,689	$2,335	$2,133
Net income (loss) attributable to Sinclair Broadcast Group	$28,793	$(82,872)	$(135,694)	$(246,530)
Basic and Diluted Earnings (Loss) Per Common Share:
Earnings (loss) per share from continuing operations	$0.36	$(1.03)	$(1.70)	$(2.87)
Earnings (loss) per share	$0.36	$(1.03)	$(1.70)	$(2.87)
Balance Sheet Data:
Current assets	$228,359	$158,240	$225,798	$203,125
Non-current assets	$1,311,486	$1,447,901	$1,371,923	$1,613,282
Total assets	$1,539,845	$1,606,141	$1,597,721	$1,816,407
Current liabilities	$176,214	$500,361	$202,701	$248,335
Non-current liabilities	$1,533,999	$1,254,436	$1,597,242	$1,626,772
Total liabilities	$1,710,213	$1,754,797	$1,799,943	$1,875,107
Total Sinclair Broadcast Group's Shareholder's deficit	$(179,212)	$(158,688)	$(211,950)	$(75,002)
Noncontrolling interests	$8,844	$10,032	$9,728	$16,302
Total deficit	$(170,368)	$(148,656)	$(202,222)	$(58,700)

Sinclair Television Group, Inc.

October 6, 2010

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  Exhibit (a)(1)(iii)